EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Fourth Quarter and Full Year 2012 Financial Results

YAHUD, ISRAEL, March 21, 2013 -- Magal S3 Ltd. (NASDAQ GMS: MAGS) today announced its financial results for the three and twelve month period ended December 31, 2012.

FOURTH QUARTER 2012 RESULTS SUMMARY

Revenues for the fourth quarter of 2012 were $22.2 million, a decrease of 34.1% compared with revenues of $33.7 million in the fourth quarter of 2011. During 2011, the Company received an exceptionally large project in Africa requiring an accelerated delivery schedule, causing a significant jump in revenues and margins in the second half of that year. On a sequential basis, revenues in the fourth quarter of 2012 decreased by 5.4% compared with $23.5 million in the third quarter of 2012.

Gross profit in the fourth quarter was $10.1 million, or 45.7% of revenues, a decrease of 34.3% compared to gross profit of $15.4 million, or 45.8% of revenues, in the fourth quarter of 2011. The higher gross profit in the fourth quarter of 2011 was due to the above-mentioned project in Africa. Gross profit in the fourth quarter of 2012 increased 4.7% on a sequential basis compared to gross profit of $9.7 million, or 41.3% of revenues in the third quarter of 2012. The variance in the gross margin between quarters reflects changes between products and projects in the revenue mix.

Operating profit in the fourth quarter was $3.2 million, or 14.5% of revenues, compared to operating profit of $5.0 million, or 14.8% of revenues, in the fourth quarter of 2011 and operating profit of $1.7 million, or 7.3% of revenues, in the third quarter of 2012.

Net income in the fourth quarter was $1.3 million compared with net income of $4.3 million in the fourth quarter of 2011 and net income of $1.8 million in the third quarter of 2012.

Earnings per share in the fourth quarter was $0.08, compared with earnings per share of $0.27 in the fourth quarter of 2011 and earnings per share of $0.11 in the third quarter of 2012.

FULL YEAR 2012 RESULTS

Revenues for the year ended December 31, 2012 were $77.7 million, a 12.3% decrease compared with $88.6 million in 2011, which benefitted from the large project in Africa that accounted for 34.8% of revenues in 2011.

Gross profit for the year ended December 31, 2012 was $33.5 million, representing 43.2% of revenues, compared with $39.5 million, representing 44.6% of revenues in 2011.

Operating profit for the year ended December 31, 2012 was $5.6 million, representing 7.2% of revenues, compared with an operating income of $9.8 million in 2011.

Net income for the year ended December 31, 2012 was $4.1 million, compared with a net income of $9.8 million in 2011.

Earnings per share for the year ended December 31, 2012 was $0.26, compared with earnings per share of $0.78 in 2011.

Cash and short term deposits, net of current bank debt, as of December 31, 2012, increased to $41 million, or $2.55 per share, compared with cash and short term deposits, net of current bank debt, of $32.5 million, or $2.06 per share, as of December 31, 2011.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal said, “We are very pleased with our performance in the fourth quarter and in 2012. Apart from 2011, in which we benefitted from the exceptionally large and short-term Africa Cup of Nations project that was delivered at the end of 2011, 2012 showed great performance for Magal and its shareholders. Our results demonstrate that Magal is in a stable longer-term growth trend in revenues and profit. Magal’s business platform is much improved over previous years, demonstrating profitable growth from a diverse mix of revenues, high cash generation and improving margins, despite weakness in both the US and European economies in 2012. We are very proud of these achievements and in the solid turnaround of our business over the past 3-4 years. I congratulate all of Magal’s employees for their hard work.”

Continued Mr. Livneh, “At the end of 2012, we began offering an integrated suite of products, combining protection in both the physical and cyber worlds. To further our penetration of the increasingly important cyber space, in January, we purchased WebSilicon, offering unique monitoring solutions for networks. We believe our move into this adjacent and synergistic market will allow us to accelerate our efforts to become a leader in the convergence of physical and cyber security. Magal, with over $41 million in cash, with growing revenues and improving margins, is in the strongest position it has ever been, and we look forward to continuing to unleash our potential in 2013. ”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, March 21, 2013, at 11:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0609; UK: 0 800 917 5108; Intl.: +972 3 918 0609

Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers comprehensive and integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:
Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com

** Financial Tables to Follow **

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

	Twelve Months Ended December 31,			Three Months Ended December 31,
	2012	2011	% change	2012	2011	% change
Revenue	$77,697	$88,591	(12.3)	$22,227	$33,731	(34.1)
Cost of revenue	44,163	49,089	(10.0)	12,078	18,284	(33.9)

Gross profit	33,534	39,502	(15.1)	10,149	15,447	(34.3)
Operating expenses:
Research and development, net	4,041	3,898	3.7	928	980	(5.3)
Selling and marketing	16,528	19,415	(14.9)	3,953	7,033	(43.8)
General and administrative	7,408	8,682	(14.7)	2,042	2,431	(16.0)
Other income	-	(2,304)		-	6
Total operating expenses, net	27,977	29,691	(5.8)	6,923	10,450	(33.8)

Operating income	5,557	9,811		3,226	4,997
Financial expense (income), net	472	(756)		952	73

Income before income taxes	5,085	10,567		2,274	4,924

Income tax expense	991	723		947	668

Net income	4,094	9,844		1,327	4,256

Basic net earnings per share	$0.26	$0.78		$0.08	$0.27

Diluted net earnings per share	$0.26	$0.78		$0.08	$0.27

Weighted average number of shares used in computing basic net earnings per share	16,003,482	12,645,283		16,091,796	15,819,822

Weighted average number of shares used in computing diluted net earnings per share	16,030,816	12,645,283		16,108,130	15,819,822

	Twelve Months Ended December 31		Three Months Ended December 31
	2012	2011	2012	2011
	%	%	%	%

Gross margin	43.2	44.6	45.7	45.8
Research and development, net as a % of revenues	5.2	4.4	4.2	2.9
Selling and marketing as a % of revenues	21.3	21.9	17.8	20.9
General and administrative as a % of revenues	9.5	9.8	9.2	7.2
Operating margin	7.2	11.1	14.5	14.8
Net margin	5.3	11.1	6	12.6

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2012	2011
CURRENT ASSETS:
Cash and cash equivalents	$39,463	$32,622
Short-term bank deposit	4,468	3,005
Restricted deposit	2,460	2,299
Trade receivables, net	17,920	13,230
Unbilled accounts receivable	2,394	4,855
Other accounts receivable and prepaid expenses	2,671	5,438
Inventories	8,535	9,664
Deferred income taxes	502	508
Total current assets	78,413	71,621

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,048	1,423
Long-term deposits and restricted bank deposits	48	2,202
Severance pay fund	2,220	2,121
Total long-term investments and receivables	3,316	5,746

PROPERTY AND EQUIPMENT, NET	7,122	6,460

OTHER INTANGIBLE ASSETS, NET	171	190

GOODWILL	2,014	1,970

TOTAL ASSETS	$91,036	$85,987

CURRENT LIABILITIES:
Short-term bank credit	$5,358	$5,357
Current maturities of long-term bank debt	33	33
Trade payables	6,725	6,724
Customer advances	6,895	5,877
Other accounts payable and accrued expenses	10,200	13,137
Total current liabilities	29,211	31,128

LONG-TERM LIABILITIES:
Long-term bank debt	6	38
Deferred income taxes	210	205
Accrued severance pay	3,283	3,605
Total long-term liabilities	3,499	3,848

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
December 31, 2012 and December 31, 2011;
Issued and outstanding: 16,098,022 shares at December 31, 2012
and 15,819,822 shares at December 31, 2011	4,887	4,813
Additional paid-in capital	66,183	64,920
Accumulated other comprehensive income	4,749	4,486
Foreign currency translation adjustments (Company's stand alone
financial statements)	2,224	603
Accumulated deficit	(19,717)	(23,811)
TOTAL SHAREHOLDERS' EQUITY	58,326	51,011
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$91,036	$85,987